Exhibit 99.1

SHARYLAND UTILITIES, L.P. Consolidated Financial Statements March 31, 2019 (Unaudited)

SHARYLAND UTILITIES, L.P.

Consolidated Balance Sheets

(In thousands)

(Unaudited)

	March 31,	December 31,
Assets	2019	2018
Current Assets
Cash and cash equivalents	$12,386	$27,672
Accounts receivable, net	47,547	44,501
Due from affiliates	4,303	8,161
Inventory	1,844	1,844
Prepayments and other current assets	4,029	4,401
Total current assets	70,109	86,579
Property, Plant and Equipment - net	1,987,212	1,981,685
Goodwill	1,100	1,100
Deferred Charges – Regulatory Assets, net	40,069	42,520
Total Assets	$2,098,490	$2,111,884

Liabilities and Partners' Capital
Current Liabilities
Accounts payable and accrued liabilities	$18,308	$43,061
Short-term borrowing from affiliates	5,000	-
Short-term borrowing	5,000	-
Current portion of long-term debt	154,469	56,046
Current portion of financing obligation	33,055	34,513
Due to affiliates	30,868	31,926
State margin tax payable	2,246	1,832
Total current liabilities	248,946	167,378
Long-Term Financing Obligation	1,701,230	1,699,114
Long-Term Debt	-	99,296
Regulatory Liabilities	26,715	25,977
OPEB and Other Liabilities	1,148	1,148
Total Liabilities	1,978,039	1,992,913
Commitments and Contingencies
Partners' Capital
General partner	1,154	1,139
Limited partner	119,297	117,832
Total partners' capital	120,451	118,971
Total Liabilities and Partners' Capital	$2,098,490	$2,111,884

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Operations

(In thousands)

(Unaudited)

	Three Months Ended
	March 31,
	2019	2018
Revenues - net	$71,433	$66,342
Operating Expenses
Distribution expense	1	81
Transmission expense	5,183	3,988
Administrative and general expense	9,638	9,446
Depreciation and amortization	11,867	11,456
Total operating expenses	26,689	24,971
Operating Income	44,744	41,371
Other Expense - net
Interest expense - net	(42,862)	(39,183)
Other income - net	12	32
Total other expense - net	(42,850)	(39,151)
Net Income Before Income Taxes	1,894	2,220
Income Tax Expense	414	348
Net Income	$1,480	$1,872

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Partners’ Capital

Three Months Ended March 31, 2019
(In thousands)

(Unaudited)

			Total
	General	Limited	Partners'
	Partner	Partner	Capital
Balance at December 31, 2018	$1,139	$117,832	$118,971
Net Income	15	1,465	1,480
Balance at March 31, 2019	$1,154	$119,297	$120,451

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Three Months Ended
	March 31,
	2019	2018
Cash flows from Operating Activities
Net income	$1,480	$1,872
Adjustments to reconcile net income to net cash
used in operating activities:
Depreciation	9,692	9,292
Amortization of deferred costs	2,476	2,465
Allowance for funds used during construction - equity	-	(21)
Changes in assets and liabilities:
Accounts receivable	(3,046)	16,639
Due from affiliates	3,858	(8,838)
Prepayments and other current assets	372	2,226
Deferred charges - regulatory assets and liabilities	67	(4,247)
Accounts payable, accrued liabilities and other	(24,750)	(21,500)
Due to affiliates	(1,058)	(2,661)
State margin tax payable	414	381
Net cash used in operating activities	(10,495)	(4,392)
Cash flows from Investing Activities
Additions to property, plant and equipment	(3,801)	(2,823)
Net cash used in provided by investing activities	(3,801)	(2,823)
Cash flows from Financing Activities
Proceeds from short-term borrowing	5,000	-
Proceeds from short-term borrowing from affiliates	5,000	-
Repayments of notes payable	-	(299)
Repayments of long-term debt	(873)	(873)
Repayments of financing obligation	(10,117)	(7,898)
Net cash used in financing activities	(990)	(9,070)
Net decrease in cash and cash equivalents	(15,286)	(16,285)
Cash and cash equivalents at beginning of period	27,672	25,503
Cash and cash equivalents at end of period	$12,386	$9,218

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
March 31, 2019

(Unaudited)

(1)	Description of Business and Summary of Significant Accounting Policies
(a)	Description of Business

Sharyland Utilities, L.P. (the Partnership or SULP) is a partnership engaged in providing transmission of electricity throughout Texas. Those transmission activities include the operation and maintenance of: 138 Kilovolt (kV) looped system of transmission lines and connected substations near Stanton; 138 kV direct current transmission interconnection between Texas and Mexico (Railroad DC Tie); 138 kV transmission lines located in South Texas; 345 kV transmission lines and connected substations in the Texas Panhandle; 345 kV transmission lines near Wichita Falls, Abilene and Brownwood, Texas; and the eastern half of a 345 kV transmission line from the North Edinburg substation to the Palmito substation in South Texas.

The Partnership was organized as a Texas limited partnership on November 3, 1998, as an electric distribution utility located in Hidalgo County, Texas. The Partner’s wholly owned subsidiaries include GS Project Entity, L.L.C. (GSPE), a Texas limited liability company; and CV Project Entity, L.L.C. (CVPE), a Texas limited liability company.

The Partnership leases most of its transmission and distribution assets from a related party, Sharyland Distribution & Transmission Services, L.L.C. (SDTS) under Master Lease Agreements. See Note 3.

(b)	Principles of Consolidation and Presentation

The consolidated financial statements include the Partnership’s account and all other wholly owned entities in which the Partnership has a controlling financial interest. All significant intercompany balances and transactions have been eliminated. The Partnership maintains accounting records in accordance with the uniform system of accounts, as prescribed by the Federal Energy Regulatory Commission (FERC). The Partnership’s consolidated financial statements reflect the effects of the different rate making principles mandated by FERC and the Public Utility Counsel of Texas (PUCT) regulating its operations.

(c)	Use of Estimates

The preparation of the Partnership’s consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(d)	Recently Accounting Guidance

Recently Adopted Accounting Guidance

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires revenue to be recognized when promised goods or services are transferred to customers in an amount that reflects the expected consideration for these goods and services. The guidance supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. ASU 2014-09 was effective for the Partnership for periods beginning after December 15, 2018. The Partnership’s revenues from customers are tariff-based and are designed to recover the cost of providing electric delivery service to customers including a reasonable rate of return on invested capital. Revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff. We adopted the new guidance on January 1, 2019. The new guidance did not change this pattern of recognition and therefore the adoption did not have an effect on the Partnership’s financial position, results of operations or cash flows.

Recent Accounting Guidance Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 amended the existing accounting standard for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 is effective for the Partnership for periods beginning after December 15, 2019 with early adoption permitted. The new standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Partnership is currently evaluating the new guidance and the extent of the impact this standard may have on its financial position, results of operations or cash flows.

(2)	Sale and Asset Exchange

2018 Securities Purchase Agreement

On October 18, 2018, the Partnership, SU Investment Partners, L.P. (the limited partner of the Partnership), Sempra Texas Utilities Holdings I, LLC (Sempra), and Sempra Energy entered into a definitive agreement (2018 Securities Purchase Agreement) pursuant to which, Sempra will obtain a fifty percent (50%) limited partnership interest in Sharyland Holdings LP (Sharyland Holdings), which will own a 100% interest in the Partnership (the SU Investment). The SU Investment is contingent upon the closing of a definitive agreement (the Asset Exchange Agreement) among the Partnership, SDTS and Oncor, pursuant to which, the Partnership will exchange its equity interest in GSPE its interest in certain development projects in the Texas Panhandle and South Plains regions, including the Lubbock Power & Light interconnection (LP&L Project) for SDTS’s south Texas assets (the Asset Exchange). The difference between the net book value of the exchanged assets will be paid in cash at closing. After the closing, the Partnership will own and operate all of the assets in South Texas that it currently operates through a Master Lease Agreement with SDTS in addition to the Cross Valley transmission line and associated substations. Additionally, under a separate agreement, Oncor will provide certain operation services to the Partnership’s assets following the closing of the transactions. In connection with the closing of the SU Investment and the Asset Exchange Agreement, all Master Lease Agreements will be terminated. Concurrently with the closing of the 2018 Securities Purchase Agreement, the Partnership will pay off the CV Project and GS Project debt and issue new debt. The Partnership has initiated the refinancing process and has notified certain lenders in connection with the payoff of the CV Project and GS Project debt discussed in Note 10.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

Concurrently with the execution of the 2018 Securities Purchase Agreement and the Asset Exchange Agreement, Oncor entered into a definitive agreement to acquire InfraREIT, Inc. (the ultimate parent of SDTS)(the Oncor Merger). The Asset Exchange, the SU Investment and Oncor Merger are mutually dependent on one another and none will become effective without the closing of the others.

The closing of the transactions is dependent upon and subject to several closing conditions, including:

(i)	PUCT approval of the transactions, including:
•	the Asset Exchange;
•	SU Investment, and;
•	Acquisition of InfraREIT by Oncor.
(ii)

Other necessary regulatory approvals, including approval by the FERC, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR Act), and clearance by the Committee on Foreign Investment in the United States (CFIUS),

(iii)	InfraREIT, Inc. stockholder approval,
(iv)	Certain lender consents, and
(v)	Other customary closing conditions.

Early termination of the 30-day waiting period required by the HSR Act was received in December 2018. In December 2018, the InfraREIT’s wholly-owned subsidiary, Transmission and Distribution Company, L.L.C. (TDC) and SDTS entered into amendments that, effective as of the closing, will satisfy the closing condition with respect to the lender consents. A special meeting of the InfraREIT’s stockholders was held on February 7, 2019, at which time the stockholders voted to approve the transaction. Furthermore, in March 2019, CFIUS clearance was received for the transactions and FERC issued an order approving the transactions.

Under the definitive agreements, SULP, SDTS, Oncor and Sempra Energy filed a Sale-Transfer-Merger (STM) application Docket No. 48929 with the PUCT on November 30, 2018. In April 2019, SULP, SDTS, Oncor, and Sempra Energy, together with most of the other parties to the STM proceeding, filed a Stipulation of Settlement (Settlement) with the PUCT which is subject to review and approval by the PUCT. A hearing on the merits was held on April 10, 2019. The 180-day deadline for the STM is May 29, 2019, although the PUCT is permitted to extend that deadline for an additional 60 days if necessary.

We continue to expect the transactions to close by mid-2019, subject to obtaining the PUCT approval and satisfaction of other customary closing conditions. See Note 15, Subsequent Events for additional information.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(3)	Leases

The Partnership leases most of its Transmission and all of its Distribution Substation (T&D) assets from SDTS, a related party, under five Master Lease Agreements (MLA). See Regulatory Proceedings on Note 15, Commitment and Contingencies, leases. Also under these same MLAs, SDTS is responsible for funding all prudently incurred electric plant capital expenditures deemed necessary to serve customers by the Partnership. In accordance with the MLAs, the Partnership is responsible for the maintenance and the operation of the T&D assets and for compliance with all regulatory requirements of the PUCT, FERC, and any other regulatory entity with jurisdiction over the T&D assets. The MLAs obligate the Partnership to pay all property-related expenses, including maintenance, repairs, taxes on equipment in service, insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets. The MLAs are subject to failed sale-leaseback accounting. See Note 4.

The MLAs, as amended, expire at various dates from December 31, 2019 through December 31, 2022. Each agreement includes annual base payments while all but two agreements include additional payments, based on an agreed upon percentage of revenue earned by the Partnership, as defined in the MLAs, in excess of annual specified breakpoints. The rate used to calculate additional payments varies by lease and ranges from a high of 37% to a low of 23% over the term of the agreements.

The Partnership made fixed lease payments during the periods presented as follows:

	Three Months Ended
	March 31,
(In thousands)	2019	2018
Fixed Lease Payments	$47,343	$45,394

The Partnership’s MLAs include a rent validation mechanism after year end to true up lease payments for the difference between actual and estimated incremental capital expenditures placed in service. As a result of the rent validation, the Partnership made additional fixed and variable payments of approximately $2.1 million and $335,000 on March 19, 2019 and March 28, 2018, respectively, associated with the years ended December 31, 2018 and 2017, respectively.

The Partnership is also subject to certain restrictive covenants, including indebtedness limits, contained in the MLAs. The Partnership was in compliance with all such covenants as of March 31, 2019 and December 31, 2018.

Future minimum lease payments in accordance with these MLAs are as follows:

(In thousands)	Total
Year Ending December 31:
2019 - Q2, Q3 and Q4	146,725
2020	184,438
2021	9,089
2022 and Thereafter	4,954
Total future minimum lease payments	$345,206

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(4)	Failed Sale-Leaseback – Financing Obligation

The Partnership leases most of its T&D assets from SDTS, a related party. SDTS has legal title to such T&D assets under lease. The Partnership, as a managing member of SDTS, has the exclusive power and authority on behalf of SDTS to manage, control, administer, and operate the T&D assets and business affairs of SDTS in accordance with the limited liability company agreement governing SDTS. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback (financing) accounting. Under failed sale-leaseback accounting, the Partnership is deemed owner of the assets under all MLAs, including assets currently under construction. Consequently, the T&D assets, including assets currently under construction and corresponding financial obligations, are included in the Partnership’s Consolidated Balance Sheets. The leases are considered a failed sale-leaseback (financing) due to the Partnership’s continuing involvement in SDTS and due to the ongoing involvement in the construction of the T&D assets as defined by ASC Topic 840, Accounting for Leases.

Approximately $1.7 billion is included in long-term financing obligation liabilities related to the failed sale-leaseback (financing), as of March 31, 2019 and December 31, 2018, respectively. Approximately $33.1 million and $34.5 million of the failed sale-leaseback (financing) obligation are included in current liabilities as of March 31, 2019 and December 31, 2018, respectively.

The Partnership recorded interest on failed sale-leaseback (financing) in interest expense, net as follows:

	Three Months Ended
	March 31,
(In thousands)	2019	2018
Failed sale-lease back interest expense
Fixed portion of failed-leaseback interest	$38,425	$35,610
Variable portion of failed-leaseback interest	2,604	1,925
Failed sale-lease back interest expense	$41,029	$37,535

As a result of the failed sale-leaseback (financing) transaction, the Partnership accounted for lease payments to the lessor as a reduction of its financing obligation. Payments made on the long-term financing obligation were as follows:

	Three Months Ended
	March 31,
(In thousands)	2019	2018
Payments on long-term financing obligation	$10,117	$7,898

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

Future payments of the financing obligation as of March 31, 2019 are as follows:

Total
Year Ending December 31:
2019 - Q2, Q3 and Q4	$24,837
2020	29,090
2021	7,086
2022	1,180
2023	125
Thereafter	1,575,289
Total financing obligation	1,637,607
Less: current portion of financing obligation	(33,055)
Leased system under construction obligation	72,885
Lease deferral (Note 7)	23,793
Long-term lease obligation	$1,701,230

The Partnership recorded depreciation expense related to the assets accounted for in accordance with failed sale-leaseback as follows:

	Three Months Ended
	March 31,
(In thousands)	2019	2018
Failed sale-lease back depreciation expense	$8,037	$7,590

(5)	Property, Plant and Equipment - net

The major classes of property, plant and equipment at March 31, 2019 and December 31, 2018 are as follows:

	March 31,	December 31,
(In thousands)	2019	2018
Property, plant and equipment
Leased system	$1,870,657	$1,870,466
Transmission plant	270,047	270,047
General plant	8,470	8,470
	2,149,174	2,148,983
Construction Work in Progress:
Leased system under construction	72,885	62,301
Transmission plant under construction	158	4,880
General plant under construction	9,293	773
	82,336	67,954
Other	293	293
Total Property, plant and equipment	2,231,803	2,217,230
Accumulated Depreciation - Leased system	(233,633)	(225,595)
Accumulated Depreciation - Transmission plant	(8,846)	(8,035)
Accumulated Depreciation - General plant	(2,112)	(1,915)
Property, Plant, and Equipment - net	$1,987,212	$1,981,685

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

See Note 4 in regards to leased system and leased system under construction.

General plant consists of a warehouse, furniture, fixtures, equipment, computer hardware, software, and vehicles.

(6)	Deferred Charges – Regulatory Assets - Liabilities

Deferred Charges – Regulatory Assets, Net

Regulatory assets represent probable future recovery of costs from customers through the regulatory ratemaking process. The table below provides detail of deferred charges that are included on the Partnership’s Consolidated Balance Sheets as of March 31, 2019 and December 31 2018.

		March 31, 2019			December 31, 2018
		Gross		Net	Gross		Net
	Amortization	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In thousands)	Period	Amount	Amortization	Amount	Amount	Amortization	Amount
Deferred costs recoverable in
future years
Deferred financing costs	(a)	$5,763	$(5,011)	$752	$5,763	(4,710)	$1,053
Inception operating costs	(b)	23,793	-	23,793	23,793	-	23,793
Rate case costs	(c)	13,948	(4,998)	8,950	13,949	(4,998)	8,951
Study costs/Transition to competition	(d)	5,918	(2,853)	3,065	5,918	(2,804)	3,114
Transition cost	(e)	14,100	(10,617)	3,483	14,100	(8,491)	5,609
Deferred overhead cost		26	-	26	-	-	-
Net Deferred Charges - Regulatory Assets		$63,548	$(23,479)	$40,069	$63,523	$(21,003)	$42,520

(a)	Amortized over the length of the related loan.
(b)	Amortization period is anticipated to be established in a future rate case.
(c)	$5.0 million was recovered through May 2017. The recovery period for the $8.9 million is anticipated to be established in 2019 in rate case expense Docket No. 45979.
(d)

$2.9 million was recovered through March 2019. $17,000 will be recovered in April 2019 and the Partnership anticipates establishing the recovery period for the remaining $3.0 million in a future rate case.

(e)	This amount began to be recovered in January 2018 and is expected to be fully recoverd in 2019.

Deferred financing costs included in net deferred charges – regulatory assets consist of debt issuance costs incurred in connection with the construction credit agreements associated with GSPE and CVPE. These assets are classified as regulatory assets and amortized over the length of the related loan. These costs will be included in the costs of debt in connection with a future rate case.

The inception operating costs of approximately $23.8 million at March 31, 2019 and December 31, 2018 represent operating costs incurred from inception through December 31, 2007. The 2013 rate case settlement established that the Partnership may seek recovery in a future rate case, pursuant to the mechanism established in Docket Nos. 21591 and 27556, of the inception operating costs plus related return on rate base. The right to benefit from the inception operating costs was transferred to SDTS. Consequently, due to the failed sale-leaseback accounting treatment, the Partnership has recorded a corresponding liability in financing obligation.

In 2017, the PUCT approved the asset exchange between the Partnership and Oncor in Docket No. 47649. As part of the Order, the Partnership was allowed to recover certain expenses incurred in connection with the transition of the assets between the Partnership and Oncor (Transition Costs) not to exceed $17.0 million. The actual transition costs to be recovered is $14.1 million to be recovered as a regulatory asset.

See Note 13, Commitments and Contingencies – Regulatory proceedings for information regarding the rate case Docket.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

Regulatory Liabilities

Regulatory liabilities represent probable future reduction in rates due to the over-recovery of costs from customers through the regulatory ratemaking process.

The Partnership’s regulatory liability related to cost of removal is established through depreciation rates and represents the amount that the Partnership expects to incur in the future. The regulatory liability is recorded as long-term liability net of actual removal costs incurred.

With the passage of the Tax Cuts and Jobs Act (TCJA), the PUCT ordered electric utilities in Texas to record a regulatory liability for the balance of excess accumulated deferred income taxes (Excess ADFIT) that now exists because of the decrease in the Federal Income Tax rate from 35% to 21%. The Partnership will continue to assess the amount of the regulatory liability and expects that amortization of the regulatory liability will be determined in the Partnership’s next base rate proceeding to be filed in 2020. The regulatory liability is expected to lower future customer rates over a future period to be determined by the PUCT.

In prior interim transmission rate filings, the Partnership incorrectly included certain distribution property, plant and equipment as part of the Partnership’s transmission rate base resulting in the Partnership over-collecting revenues for certain periods of time. The Partnership has calculated the amount of over collected transmission revenue and an associated carrying charge and has booked an interim TCOS regulatory liability in September 2018. The Partnership expects the regulatory liability to be addressed in its next base rate case to be filed in 2020.

The carrying amount of the regulatory liabilities as of March 31, 2019 and December 31, 2018 are as follows:

	Amortization
	period	March 31,	December 31,
(In thousands)	Ends	2019	2018
Postretirement benefits costs	(a)	$3,724	$3,724
Postretirement benefits collections	(b)	5,586	5,565
Estimated net removal costs	(c)	7,090	6,444
Provision in lieu of excess ADFIT	(b)	1,205	1,205
Interim TCOS	(b)	9,110	9,039
Regulatory liabilities		$26,715	$25,977

(a)	This item represents liabilities recorded in accordance with postretirement benefits accounting standards.
(b)	The amortization of this item is anticipated to be established in a future rate case.
(c)	For regulatory purposes, this balance will be part of accumulated depreciation. In future rate cases, this balance will be taken into account when determing the appropriate depreciation rates.

(7)	Related-Party Transactions

The Partnership made payments associated with the lease of some of its T&D assets to SDTS as follows:

	Three Months Ended
	March 31,
(In thousands)	2019	2018
Lease payments	$50,131	$48,963

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

The Partnership received payments throughout the period related to the acquisition of gross property plant and equipment, contracted services, direct labor, materials and supervision associated with its existing asset build out on the T&D assets from SDTS as follows:

	Three Months Ended
	March 31,
(In thousands)	2019	2018
Asset build out payments received	$10,409	$12,785

Asset build out costs are included on the Consolidated Balance Sheets under Property, Plant and Equipment - net.

On February 12, 2015, the Partnership entered into a subordinated and unsecured loan agreement of $10.0 million with Loyal Trust No. 1 (LT1), a related party, as amended on, February 15, 2019. The promissory note matures on December 31, 2020. The revolving promissory note accrues interest at the floating JP Morgan Chase Prime Rate with all interest compounded semiannually. As of March 31, 2019, the Partnership had $5 million outstanding on the subordinated note.

Interest expense incurred on the subordinated note during the three months ended March 31, 2019 were approximately $55,000. No interest expense was incurred on the subordinated note during the three months ended March 31, 2018.

The Partnership leases office space for its Dallas location from an affiliate through a contractually agreed upon lease amount. Charges for the lease are included in general and administrative expense in the accompanying Consolidated Statements of Operations as follows:

	Three Months Ended
	March 31,
(In thousands)	2019	2018
Lease office expense	$41	$45

An affiliate of the Partnership provides services to the Partnership at contractually agreed upon hourly rates and set amounts for infrastructure support. Charges for such services are included in general and administrative expense in the accompanying Consolidated Statements of Operations as follows:

	Three Months Ended
	March 31,
(In thousands)	2019	2018
Infrastructure support services	$878	$605

Accrued fees related to these charges are included in due to affiliates on the Partnership’s Consolidated Balance Sheets and were approximately $1.9 million and $1.8 million as of March 31, 2019 and December 31, 2018, respectively.

(8)	Allocation of Partners’ Capital

Revenues, income, gains, losses, expenditures, deductions, credits and distributions, as defined in the partnership agreement, are allocated 1 percent to the general partner and 99 percent to the limited partner.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(9)	Credit Facility

On May 15, 2014, the Partnership entered into an unsecured revolving credit facility of $5.0 million with Amegy Bank, as amended on, December 10, 2014. On August 11, 2017, the credit facility was amended and extended to increase the commitment to $10.0 million and extend the term. On February 18, 2019, the credit facility was extended to expire on August 11, 2020. The credit facility accrues interest on the outstanding balance at the Prime Rate. At December 31, 2018, the Prime Rate was at 5.50%. In addition to the interest on the outstanding balance, commitment fees accrue at 0.35% for the unused portion of the credit facility.

As of March 31, 2019, the Partnership had $5.0 million outstanding on the revolving credit facility. The interest expense and fees for the revolving credit facility were approximately $44,400 and $19,000 during the three months ended March 31, 2019 and 2018, respectively. The agreement requires maintenance of certain financial ratios and imposes certain restricted covenants. The Partnership was in compliance with all covenants as of March 31, 2019 and December 31, 2018, respectively.

(10)	Long-Term Debt

(In thousands)	Maturity Date	March 31, 2019			December 31, 2018
CVPE
Fixed Rate Notes - $23.5 million	January 15, 2020	$23,500	3.58%		$23,500	3.58%
Term Loan - $82.5 million	January 15, 2020	77,344	4.25%	*	77,859	4.09%	*
GSPE
Term Loan - $57.2 million	October 31, 2019	53,625	4.25%	*	53,983	4.09%	*
Total long-term debt		154,469			155,342
Less: current portion of long-term debt		154,469			56,046
Long-term debt		$-			$99,296

*	Interest based on LIBOR plus an applicable margin

Senior Secured Credit Facilities – On January 15, 2015, CVPE entered into a construction-term loan agreement consisting of a $106.5 million construction term loan syndicated to five banks and a $23.5 million senior secured note issued to Prudential Insurance Company of America and affiliates (Fixed Rate Notes). The senior secured credit facilities and Fixed Rate Notes are collateralized by the CVPE assets.

The CV Project was placed in service June 10, 2016 and the new transmission cost of service (TCOS) rate that included the CVPE assets was approved on September 22, 2016 by the PUCT. On November 30, 2016, the amount outstanding on the construction-term loan was converted into a term loan with a balance of $82.5 million. After this conversion, interest accrues at LIBOR plus 1.75%. Interest is payable the last day of the selected interest period for interest periods of three months or less, and every three months for interest periods greater than three months. Amortized principal amounts of the term loan are payable quarterly after the conversion. The outstanding borrowing under the term loan at March 31, 2019 and December 31, 2018 was $77.3 million and $77.9 million, respectively.

As of March 31, 2019 and December 31, 2018, the Fixed Rate Notes had a principal balance of $23.5 million, respectively. Interest is payable quarterly at a rate of 3.58% per annum and does not provide for any principal payments. The Fixed Rate Notes and the term loan mature on January 15, 2020. As mentioned in Note 2, with the closing of the 2018 Securities Purchase Agreement, the Partnership will pay off the CV Project debt and issue new debt. The Partnership has initiated the refinancing process and has notified certain lenders in connection with the payoff debt and the Partnership believes that it is probable that it will be able to refinance the debt with acceptable terms to the Partnership.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

The construction-term loan agreement and senior secured notes contain certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. CVPE was in compliance with all debt covenants for the construction-term loan agreement at March 31, 2019 and December 31, 2018.

On March 31, 2015, GSPE entered into a construction-term loan agreement of $84.0 million syndicated to three banks. The senior secured credit facilities are collateralized by GSPE’s assets.

The GS Project was placed in service in March 29, 2016 and the new TCOS rate that included the GSPE assets was approved on June 13, 2016 by the PUCT. On October 31, 2016, the amount outstanding on the construction-term loan was converted into a term loan with a balance of $57.2 million. After this conversion, interest accrues at LIBOR plus 1.75%. Interest is payable the last day of the selected interest period for interest periods of three months or less, and every three months for interest periods greater than three months. Amortized principal amounts of the term loan are payable quarterly after the conversion. The term loan will mature on October 31, 2019 and the Partnership believes that it is probable that it will be able to refinance the debt with acceptable terms to the Partnership. As mentioned in Note 2, with the closing of the 2018 Securities Purchase Agreement, the Partnership will pay off the GS Project debt and issue new debt. The Partnership has initiated the refinancing process and has notified certain lenders in connection with the payoff debt and the Partnership believes that it is probable that it will be able to refinance the debt with acceptable terms to the Partnership. The outstanding borrowing under the term loan at March 31, 2019 and December 31, 2018 was $53.6 million and $54.0 million, respectively.

The construction-term loan agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. GSPE was in compliance with all debt covenants for the construction-term loan agreement at March 31, 2019 and December 31, 2018.

Future maturities of the total long-term debt as of March 31, 2019 are as follows:

(In thousands)	Total
Year Ending December 31:
2019 - Q2, Q3 and Q4	$55,173
2020	99,296
$154,469

(11)	Postretirement Benefits

The Partnership provides continued major medical and dental coverage to retired employees and their dependents meeting certain eligibility requirements. The Partnership’s postretirement health care benefit plan provides prescription drug coverage. The Medicare Prescription Drug Improvement and Modernization Act of 2003 includes a federal subsidy for plans that offer prescription drug benefits that are actuarially equivalent to Medicare Part D. The Partnership and the actuarial advisors have determined that the prescription drug coverage provided by the Partnership’s postretirement health care benefit plan is actuarially equivalent to Medicare Part D, and accordingly, the subsidy provides some relief for ongoing retiree prescription costs.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

The Partnership is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on its balance sheet. FASB guidance requires an entity to include items that have not yet been recognized as net periodic postretirement benefit cost as a component of accumulated other comprehensive income. However, for a regulated utility this item is allowed to be recorded as a regulatory asset if: (i) the utility has historically recovered and currently recovers postretirement benefit plan expenses in its electric rates; and (ii) there is no negative evidence that the existing regulatory treatment will change. The Partnership has recorded the unrecognized components of net periodic postretirement benefit cost as a regulatory asset (liability) as these expenses are probable of future recovery.

(12)	Fair Value of Financial Instruments

In accordance with ASC Topic 820, Fair Value Measurements and Disclosures, the Partnership is required to assess the fair value of its financial instruments and disclose the level of inputs used for that estimate set forth in ASC 820.

The carrying amounts of the Partnership’s cash and cash equivalents, due to and from affiliates, and accounts payable approximate fair value due to the short-term nature of these assets and liabilities.

As of March 31, 2019 and December 31, 2018, the Partnership had approximately $131.0 million and $131.8 million, respectively, of borrowings under the construction-term loans which accrued interest under a floating rate structure. Accordingly, the carrying value of such indebtedness approximated the fair value for the amounts outstanding.

The Partnership also had borrowings totaling $23.5 million under senior secured notes with a rate of 3.58% per annum as of March 31, 2019 and December 31, 2018. The fair value of these borrowings is estimated using discounted cash flow analysis based on current market rates.

Financial instruments, measured at fair value as defined by ASC 820, by level within the fair value hierarchy were as follows:

	Carrying	Fair Value
(In thousands)	Value	Level 1	Level 2	Level 3
March 31, 2019
Long-term debt	$154,469	$-	$154,341	$-

December 31, 2018
Long-term debt	155,342	-	155,114	-

(13)	Commitments and Contingencies

Leases

The Partnership has various obligations under operating leases pertaining to equipment, facilities and office space. Charges for the operating leases included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $132,000 and $78,000 during the three months ended March 31, 2019 and 2018, respectively.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

The following is a schedule of future minimum lease payments required under operating leases with a term of greater than 12 months at inception as of March 31, 2019:

(In thousands)	Total
Year Ending December 31:
2019 - Q2, Q3 and Q4	$359
2020	283
2021	277
Thereafter	244
$1,163

Regulatory proceedings

On February 27, 2018, the Partnership filed an update to its transmission cost of service rates under Docket No. 47649 in order to reflect an income tax allowance at the new 21% corporate federal income tax rate, due to the enactment of the TCJA. The Partnership has historically incorporated an income tax allowance in its MLAs at a 35% corporate federal income tax, and the Partnership’s existing lease supplements with SDTS reflect this assumption.

On February 6, 2018, Sharyland filed its request to recover the rate case expenses incurred in Docket’s No. 45414, 41723 and 42699. The amount requested included $7.9 million of expenses incurred by Sharyland and $474,000 incurred by the municipalities within Sharyland’s service territory who intervened in Docket No. 45414. This case was heard by an administrative law judge (ALJ) in August and the company received a proposal for decision from the ALJ in October. On December 7, 2018, the PUCT commissioner’s put this case on hold while the 2018 Securities Purchase Agreement is pending.

On October 18, 2018, the Partnership entered into the 2018 Securities Purchase Agreement with SU Investment Partners, L.P., Sempra, and Sempra Energy pursuant to which, Sempra will obtain a 50% limited partnership interest in Sharyland Holdings, which will own a 100% interest in the Partnership. The Partnership also entered into an Asset Exchange agreement with SDTS and Oncor pursuant to which, the Partnership will exchange, its equity interests in GSPE and certain development projects in the Texas Panhandle and South Plains regions, including the LP&L Project for SDTS’s South Texas Assets. Concurrently with the execution of definitive agreements associated with the SU Investment and the Asset Exchange, Oncor entered into a definitive agreement to acquire InfraREIT, Inc. (the Oncor Merger). On November 30, 2018, the Partnership and SDTS filed a joint STM application Docket No. 48929 with Oncor and Sempra for approval of the SU Investment, the Asset Exchange and the Oncor Merger.  See Note 2, 2018 Securities Purchase Agreement for additional information regarding the SU Investment, the Asset Exchange and the Oncor Merger.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

Texas Regional Entity (Texas RE) conducted a compliance audit of the Partnership for its transmission owner, transmission operator, and transmission planner functions.  The audit includes recommendations, areas of concern and findings of potential noncompliance. Texas RE’s enforcement division will review the facts and circumstances to determine if there have been any violations of reliability standards, and if so, the appropriate mitigating activities and any penalties. The timeframe for concluding the enforcement activities is unknown.

(14)	Supplemental Cash Flow Information

Supplemental cash flow information and non-cash investment and financing activities for the three months ended March 31 are as follows:

(In thousands)	2018	2018
Supplemental cash flow information
Cash paid for interest	$43,127	$42,286
Cash paid for margin taxes	-	-
Non-cash investing and financing activities
Financing obligation incurred	$10,775	$17,941
Change in accrued additions to property, plant and equipment	3	450
Property, plant and equipment - net transferred to deferred charges - regulatory assets	-	1,590
Allowance for funds used during construction - debt	-	21

(15)	Subsequent Events

In April 2019, the parties to the STM proceeding filed the Settlement with the PUCT reflecting the parties agreement to settle all outstanding issues in our STM under Docket No. 48929. The Settlement is supported or unopposed by all parties to the STM and indicates that the transactions are in the public interest. The Settlement is subject to review and approval by the PUCT. A hearing on the merits was held on April 10, 2019.

On April 3, 2019, the Partnership repaid $5.0 million under its revolving credit facility with Amegy Bank. The credit facility accrues interest on the outstanding balance at the Prime Rate of 5.50%. On April 8, 2019, the Partnership repaid $2.0 million under its subordinated note with Loyal Trust No. 1. The subordinated note accrues interest on the outstanding balance at the floating JP Morgan Chase Prime Rate with all interest compounded semiannually.

The Partnership has evaluated subsequent events from the Balance Sheet date through April 25, 2019, the date at which the Financial Statements were made available to be issued, and determined there are no other items to disclose.